Filed Pursuant to Rule 424(b)(3)

Registration No. 333-173391

INDEPENDENCE REALTY TRUST, INC.

SUPPLEMENT NO. 4 DATED OCTOBER 17, 2012

TO THE PROSPECTUS DATED MARCH 16, 2012

This document supplements, and should be read in conjunction with, our prospectus dated March 16, 2012, Supplement No. 1 thereto dated March 16, 2012, Supplement No. 2 thereto dated May 16, 2012 and Supplement No. 3 dated August 15, 2012 relating to our offering of up to $1,095,000,000 in shares of our common stock. Terms used in this Supplement No. 4 and not otherwise defined herein have the same meanings as set forth in our prospectus and any supplements thereto. The purpose of this Supplement No. 4 is to disclose:

•	our acquisition of a multifamily community located in Indianapolis, Indiana; and

•	the designation and issuance of Series B preferred units of our operating partnership.

Our Acquisition of Runaway Bay Apartments

On October 11, 2012, or the closing date, we acquired a fee simple interest in a 192-unit multifamily residential community located in Indianapolis, Indiana, known as Runaway Bay Apartments through IRT Runaway Bay Apartments, LLC, or IRT Runaway Bay, a wholly owned subsidiary of our operating partnership, from an unaffiliated third party.

Description of the Property

Runaway Bay Apartments is located in the town of Speedway in Marion County, a suburb of Indianapolis, Indiana. Speedway is an independent governmental unit within Indianapolis and operates its own school system. The town’s strong tax base, anchored by the presence of the Indianapolis Motor Speedway, allows Speedway to provide residents with public amenities that are not available in most other parts of Indianapolis. Speedway and Marion County are part of the Indianapolis-Carmel MSA. The MSA has a current population of approximately 1.8 million, making it one of the 40 largest MSAs in the nation.

Runaway Bay Apartments is a 192 unit, garden style apartment community constructed in 2002 and consists of 15 two-story buildings and one clubhouse/leasing office on 18.6 acres. The apartments consist of a mix of one, two and three-bedroom units. Unit amenities include full-size washer and dryer connections, walk-in closets and private patios/balconies. Property amenities include a resort-style swimming pool with a spa, 24-hour fitness facility, a clubhouse and a common area laundry facility. As of August 31, 2012, physical occupancy at Runaway Bay Apartments was 90.7%, and the average effective rent per month per unit was $862.54. The lease terms are generally consistent with the terms of our other multifamily properties.

The capitalization rate for Runaway Bay Apartments as of the closing of the acquisition was 7.2%, calculated by dividing the net operating income of the property by the purchase price of the property, excluding acquisition costs. Net operating income is calculated by deducting all operating expenses of a property, including property taxes and management fees but excluding debt service payments and capital expenditures, from gross operating revenues received from a property. For purposes of this calculation, we used the projected first year net operating income of Runaway Bay Apartments based on in-place leases, potential rent increases or decreases for each unit and other revenues from late fees or services, adjusted for estimated vacancies, tenant concessions, if any, and charges not collected.

On the closing date, IRT Runaway Bay and Jupiter Communities, LLC, or Jupiter, our affiliate, entered into a property management agreement pursuant to which Jupiter will manage Runaway Bay Apartments pursuant to the terms described in the prospectus. Management currently has no material plans for capital improvements at Runaway Bay Apartments and believes that Runaway Bay Apartments is adequately covered by insurance and is suitable for its intended purposes.

Financing

IRT Runaway Bay acquired Runaway Bay Apartments for an aggregate purchase price of $15,750,000, exclusive of closing costs. IRT Runaway Bay paid the purchase price for Runaway Bay Apartments with a combination of a $10,237,500 first mortgage loan, or the mortgage loan, which was assigned to Fannie Mae, and $5,512,500 in cash, which included the proceeds of the sale of our operating partnership’s Series B preferred units described below

The mortgage loan is evidenced by a note dated October 11, 2012, or the note, which bears interest at a fixed rate of 3.59% per annum and matures on November 1, 2022. The mortgage loan is an interest-only loan for the first year of the loan term, after which it commences amortization of principal on a 30-year schedule thereafter. The mortgage loan is generally prepayable, subject to a prepayment premium based on the remaining amount of the loan and then-current interest rates through April 2022. The mortgage loan is secured by a first mortgage on Runaway Bay Apartments.

The mortgage loan is a “nonrecourse” loan, which means that if IRT Runaway Bay fails to make payments or perform its obligations under the mortgage loan and related documents, or the loan documents, the lender under the mortgage loan, or the lender, cannot seek to recover its losses from IRT Runaway Bay personally and is limited to enforcing its rights against the collateral for the mortgage loan, except as hereinafter set forth. IRT Runaway Bay is personally liable to the lender for any loss or damage suffered by the lender as a result of, among other events, (a) failure of IRT Runaway Bay to pay to the lender upon demand after an event of default all rents and security deposits to which the lender is entitled under the security instrument, (b) failure of IRT Runaway Bay to apply all insurance proceeds and condemnation proceeds as required by the security instrument, and (c) failure by IRT Runaway Bay to comply with the provisions of the security instrument regarding delivery of books, records, statements, schedules, and reports. In addition, IRT Runaway Bay is personally liable to lender for the repayment of the mortgage loan in full upon the occurrence of certain defined events, including a transfer of the property not permitted under the loan documents, and certain defined material misrepresentations or omissions by IRT Runaway Bay in connection with the mortgage loan. IRT Runaway Bay will also be personally liable to the lender with respect to IRT Runaway Bay’s indemnity obligations under the loan documents, including under an environmental indemnity agreement.

In connection with the mortgage loan, our operating partnership has guaranteed to the lender full and prompt payment, when due, of all amounts for which IRT Runaway Bay is personally liable under the mortgage loan.

Designation and Issuance of Series B Preferred Units of Our Operating Partnership

On October 11, 2012, our operating partnership established 400 limited partnership units designated as the Series B preferred units. The Series B preferred units rank junior to the Series A preferred units and senior to the common units with respect to distributions, liquidation and redemption rights. Holders of Series B preferred units are entitled to preferential cash distributions of 10% per annum of the $10,000 purchase price per unit. On October 11, 2012, our operating partnership issued and sold 350 Series B preferred units to RAIT NTR Holdings, LLC, a wholly owned subsidiary of our sponsor, in exchange for $3,500,000 in cash.